TRANSGLOBE ENERGY CORPORATION ANNOUNCES FIRST
QUARTER 2017 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, May 11, 2017 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) announces its financial and operating results for the three months ended March 31, 2017. All dollar values are expressed in United States dollars unless otherwise stated. TransGlobe's Condensed Consolidated Interim Financial Statements together with the notes related thereto, as well as TransGlobe's Management's Discussion and Analysis for the three month periods ended March 31, 2017 and 2016, are available on TransGlobe's website at www.trans-globe.com.

ø	First quarter production averaged 16,731 Boepd (13,826 Boepd sales) versus 12,058 Bopd (14,126 Bopd sales) in Q1-2016;

ø	Positive first quarter funds flow of $2.5 million (Q1-2016 - negative $2.8 million) despite selling only 54% of Egypt entitlement crude oil production in a depressed oil price environment;

ø	Finalized $75 million crude oil prepayment facility and marketing arrangement with Mercuria Energy Trading S.A. ("Mercuria"), the proceeds of which were used to repay the convertible debentures;

ø	Sold 303,817 barrels of inventoried entitlement crude oil to EGPC for $12.7 million to cover in-country expenditures for Q1/Q2;

ø	First full quarter of production from NW Gharib development block, which averaged 982 Bopd;

ø	Inventory of 1,528,295 barrels of entitlement crude oil at quarter-end (valued at cost). Next lifting to sell inventory scheduled for June 19th to 20th;

ø	First quarter net loss of $12.9 million;

ø	Ended the quarter with positive working capital of $42.8 million, which includes cash and cash equivalents of $37.7 million (including restricted cash);

ø	Spent $10.7 million on exploration and development during the quarter;

ø
Took over field operations of the acquired Canadian assets February 1st and initiated surface land acquisition/permitting for up to eight wells in the Harmattan area. The Company is targeting mid-year to commence the drilling program;

ø	Drilled seven wells in Egypt (six exploration and one development), resulting in three oil wells and four dry holes;

ø	Drilled the second of two infill development oil wells at West Gharib in the Arta Red Bed pool;

ø	Subsequent to quarter-end drilling rig mobilized to South Alamein concession, with drilling expected to begin in the first half of May; and

ø	Completed NW Sitra 600 km2 3-D seismic acquisition.

A conference call to discuss TransGlobe’s 2017 first quarter results presented in this news release will be held Thursday, May 11, 2017 at 9:00 AM Mountain Time (11:00 AM Eastern Time) and is accessible to all interested parties by dialing 416-340-2216 or toll free at 1-800-377-0758. The webcast may be accessed at http://www.gowebcasting.com/8426.

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three months ended March 31
Financial	2017	2016	% Change
Petroleum and natural gas sales	46,553	29,022	60
Petroleum and natural gas sales, net of royalties	22,461	17,427	29
Realized derivative gain (loss) on commodity contracts	—	(258)	100
Unrealized derivative gain (loss) on commodity contracts	(3,729)	—	(100)
Production and operating expense	10,123	13,121	(23)
Transportation costs	198	—	100
Selling costs	—	828	(100)
General and administrative expense	4,446	3,523	26
Depletion, depreciation and amortization expense	8,512	10,016	(15)
Income taxes	5,420	978	454
Cash flow generated by (used in) operating activities	(2,497)	1,426	(275)
Funds flow from operations[1]	2,502	(2,830)	—
Basic per share	0.03	(0.04)
Diluted per share	0.03	(0.04)
Net earnings (loss)	(12,877)	(16,249)	21
Basic per share	(0.18)	(0.23)
Diluted per share	(0.18)	(0.23)
Capital expenditures	10,718	4,265	151
Working capital	42,759	75,158	(43)
Long-term debt, including current portion	73,549	—	100
Convertible debentures	—	66,506	(100)
Note payable	11,259	—	100
Common shares outstanding
Basic (weighted average)	72,206	72,206	—
Diluted (weighted average)	72,206	72,206	—
Total assets	403,686	441,624	(9)

Operating
Average production volumes (Boepd)	16,731	12,058	39
Average sales volumes (Boepd)	13,826	14,126	(2)
Inventory (Bbls)	1,528,295	734,872	108
Average sales price ($ per Boe)	37.41	22.58	66
Operating expense ($ per Boe)	8.14	10.21	(20)
Notes:
[1] Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

Average reference prices	2017	2016
	Q-1	Q-4	Q-3	Q-2	Q-1
Crude oil
Dated Brent average oil price (US$/Bbl)	53.68	49.19	45.79	45.52	33.70
Edmonton Sweet index (US$/bbl)	48.37	46.18	41.99	42.51	29.76
Natural gas
AECO (C$/mmbtu)	2.69	3.09	2.32	1.40	1.83
U.S./Canadian Dollar average exchange rate	1.323	1.334	1.305	1.289	1.375

CORPORATE SUMMARY
TransGlobe Energy Corporation ("TransGlobe" or the "Company") produced an average of 16,731 barrels of oil equivalent per day ("boepd") during the first quarter of 2017, which was within the full-year 2017 production guidance range of 15,500 to 18,500 boepd. Egypt production was 13,949 barrels of oil per day ("bopd"), and Canada production was 2,782 boepd.
The Company sold 303,817 barrels of inventoried entitlement crude oil to EGPC during the first quarter for $12.7 million. The proceeds will be used to cover in-country expenditures during the first half of 2017. The Company's next cargo lifting from Egypt is scheduled for June 19, 2017, and is expected to be in the range of 500 to 540 Mbbls. All Canadian production was sold during the quarter.
The Company repaid its convertible debentures in full on March 31, 2017, which was the maturity date of the debentures. The convertible debentures were denominated in Canadian dollars, and the aggregate face value of all outstanding convertible debentures was C$97.8 million ($73.4 million). The repayment was made using the funds received by drawing on the $75 million prepayment agreement with Mercuria.
Dated Brent oil prices averaged $53.68 per barrel in the first quarter of 2017. TransGlobe's Gulf of Suez crude is sold at a quality discount to Dated Brent and received a blended price of $41.29 per barrel during the quarter. TransGlobe's Canadian production received an average of $48.82 per barrel of oil and $1.96 per mcf of natural gas during the first quarter. The Company had funds flow of $2.5 million and ended the quarter with positive working capital of $42.8 million, which includes cash and cash equivalents of $37.7 million (including restricted cash).
The Company experienced a net loss in the quarter of $12.9 million, which included a $1.2 million impairment loss on the Company's SW Gharib concession and a $3.7 million unrealized loss on derivative commodity contracts. The $3.7 million loss on derivative commodity contracts represents a fair value adjustment on the Company's hedging contracts as at March 31, 2017.
The Company had two drilling rigs operating in Egypt for the duration of the first quarter. During the quarter, the Company drilled seven wells (six exploration and one development), resulting in three oil wells and four dry holes. One drilling rig will remain in the Eastern Desert and continue drilling at NW Gharib during the second quarter, and the other drilling rig was moved in early May from the Eastern Desert to the South Alamein concession in the Western Desert. The initial drilling program at South Alamein will consist of one well (Boraq 5) on the Boraq structural complex plus re-entering the Boraq 2 discovery well for additional testing. At NW Sitra, the Company completed the 600 km2 seismic acquisition program at the end of March. The newly acquired data is being processed with prospect mapping planned for the second half of 2017.
In Canada, the Company initiated surface land acquisition/permitting for up to eight wells in the Harmattan area in 2017. The Company is targeting mid-year to commence the drilling program of horizontal (multi-stage frac) wells targeting the Cardium light oil resource. It is expected that wells will cost ~C$2.5 to C$2.7 million per well to drill, complete and place on production.
The Company appointed two new directors to its Board of Directors during the first quarter. Mr. Matthew Brister and Mr. Steve Sinclair took positions as independent directors on the Company's Board effective March 15, 2017. Mr. Geoff Chase, a long-term director with TransGlobe, will retire in May 2017.

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT
EASTERN DESERT
West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
During the first quarter, the second of two infill development wells in the Arta Red Bed pool was drilled. Each infill well was completed and put on production in the first quarter producing at a combined rate of 800 Bopd. Realized costs to drill and equip for production averaged less than $0.8 million per well.

Production
Production from West Gharib averaged 6,683 Bopd to TransGlobe during the first quarter, a 1% (82 Bopd) increase from the previous quarter. Production additions from the infill development wells in the Arta Red Bed pool were offset by natural declines and well servicing of high volume producers.
Production averaged 6,449 Bopd during April.
Sales
TransGlobe sold 303,817 barrels of inventoried entitlement crude oil to EGPC for $12.7 million in the first quarter of 2017 to cover in-country expenditures for Q1/Q2. As at the end of the first quarter, TransGlobe had an inventory position (under-lift) of 643,744 barrels at West Gharib.

Quarterly West Gharib Production (Bopd)	2017	2016
	Q-1	Q-4	Q-3	Q-2
Gross production rate	6,683	6,601	6,629	7,264
TransGlobe working interest	6,683	6,601	6,629	7,264
TransGlobe production inventoried (lifted)	3	3,339	(1,819)	3,665
Total sales	6,680	3,262	8,448	3,599
Government share (royalties and tax)	3,304	3,262	3,277	3,599
TransGlobe sales (after royalties and tax)[1]	3,376	—	5,171	—
Note:
[1] Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.
West Bakr, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
No wells were drilled during the first quarter. Subsequent to quarter-end, the K-47 development well was drilled and cased as an Asl A oil well in the South-K field. K-47 was drilled to a total depth of 1,372 meters (4,500 feet) and encountered an internally estimated 23.5 meters (77 feet) of net oil pay in the targeted Asl A formation. The well is scheduled for completion and initial production in the second quarter. An additional South-K development well is planned for the second half of 2017.

Further, the Company has identified additional low cost, behind-pipe opportunities in the K and H fields. Scheduling of these recompletions is underway, with related production volumes projected in the second or third quarter of 2017.

Production
Production from West Bakr averaged 6,284 Bopd to TransGlobe during the first quarter, a 2% (150 Bopd) increase from the previous quarter, primarily due to well servicing and reliability offset by natural declines.
Production averaged 6,098 Bopd during April.
Sales
TransGlobe did not sell its entitlement share of production (after royalties and tax) from West Bakr during the quarter which resulted in an ending inventory position (under-lift) of 850,655 barrels.

Quarterly West Bakr Production (Bopd)	2017	2016
	Q-1	Q-4	Q-3	Q-2
Gross production rate	6,284	6,134	5,104	4,208
TransGlobe working interest	6,284	6,134	5,104	4,208
TransGlobe production inventoried (lifted)	2,545	2,484	2,067	(3,976)
Total sales	3,739	3,650	3,037	8,184
Government share (royalties and tax)	3,739	3,650	3,037	2,504
TransGlobe sales (after royalties and tax)[1]	—	—	—	5,680
Note:
[1] Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

North West Gharib, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
During the first quarter, the Company drilled four wells resulting in two oil discoveries (NWG 26 and NWG 27) and two dry holes (NWG 39 and NWG 42). Subsequent to the quarter, the Company drilled one dry hole (NWG 40), thereby completing the first phase work program.
NWG 39 was drilled to a total depth of 5,650 feet targeting a Red Bed prospect immediately north of the NWG Development lease 1. The well encountered thick Red Bed reservoir, which was wet and subsequently abandoned. Subsequent to the quarter, NWG 40 was drilled to 5,322 feet. The well encountered Red Bed reservoir, which was wet and subsequently abandoned. NWG 40 was the final exploration commitment well in the first exploration phase of the NWG concession. The rig was moved to the Western Desert to drill Boraq 5, an appraisal well at South Alamein.
NWG 42 was drilled to a total depth of 6,400 feet targeting a separate Red Bed prospect north of the NWG Development lease 1. The well encountered thick Red Bed reservoir, which was wet and subsequently abandoned. Subsequent to the quarter, the drilling rig moved to the West Bakr concession to drill the K-47 development oil well in the South-K field. Following K-47 the rig has moved back to NWG to drill appraisal wells in the NWG #1 development lease. The appraisal wells will offset the NWG 3 and NWG 38 Red Bed oil producers.
Concurrently, the Company completed and stimulated one well on each of the NWG 1 and NWG 5 discoveries (discovered in 2014). Both wells were put on short term pump production tests to partially recover the stimulation fluid and establish new oil production from the discoveries. The wells produced ~150 to 180 Bopd. Following the short production tests the wells were shut in pending approval of the respective development leases. The Company filed development lease applications for the NWG 1 and NWG 5 discoveries prior to May 6th, which was the expiry date of the first exploration phase on NWG. It is expected that new development leases could receive approval in 1 to 3 months from the application date.
The NWG 5 discovery is an upper Nukhul discovery similar to and located immediately south of the Arta Upper Nukhul pool in the West Gharib concession. The NWG 5 discovery wells (discovery well and one appraisal well) are expected to produce at similar rates to TransGlobe’s Arta Nukhul wells which typically have an initial 30 day production rate (IP 30) of 150-180 Bopd with ultimate recoveries of 120-150 MBbls per well on primary production.
The NWG 1 discovery is located immediately north of the Arta Red Bed (Lower Nukhul) pool in the West Gharib concession. The NWG 1 wells (discovery well and one appraisal well) encountered a tight Red Bed conglomerate sequence which requires stimulation to produce. Longer-term production from the NWG 1 wells will be required to establish expected per well recoveries and the associated reserve assignments.
In addition, the Company filed a development lease application for the area immediately north of the NWG development lease #1 on May 3 which includes the NWG 26 and 27 wells.
The NWG exploration lands have been fully evaluated and all commitments have been met at the end of the first exploration phase (May 6, 2017). The Company has elected not to enter the second exploration period and has filed development lease applications on the discovery areas. The Company has relinquished the remaining exploration lands that are not covered by development lease applications.
Production

Production from NW Gharib averaged 982 Bopd to TransGlobe during the first quarter. Following receipt of approval of the NWG development plan on December 10, 2016, NWG 3 was placed on production in late December under natural flow at 600-1,000 Bopd from the Red Bed formation. NWG 3 was equipped with tubing and a downhole pump in late March, and is currently producing 1,000 Bopd. NWG 38 was completed and placed on production at an initial pumping rate of ~750 Bopd in January and is currently producing at a rate of ~600 Bopd.

Production has averaged 1,722 Bopd during April.

Sales
TransGlobe did not sell its entitlement share of production (after royalties and tax) from NW Gharib during the quarter, which resulted in an ending inventory position (under-lift) of 33,896 barrels.

Quarterly North West Gharib Production (Bopd)	2017	2016
	Q-1	Q-4	Q-3	Q-2
Gross production rate	982	55	—	—
TransGlobe working interest	982	55	—	—
TransGlobe production inventoried (lifted)	356	20	—	—
Total sales	626	35	—	—
Government share (royalties and tax)	626	35	—	—
TransGlobe sales (after royalties and tax)[1]	—	—	—	—
Note:
[1] Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government's share of production sharing oil.

South West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration
At SW Gharib the Company drilled two exploration wells during the first quarter. The Company fulfilled the work program at SW Gharib following the drilling of SWG 2 and SWG 4. The wells were drilled to 8,382 feet and 7,537 feet, respectively, and subsequently abandoned. The Company elected to relinquish the concession following completion of the first phase exploration commitment work program.
WESTERN DESERT
South Alamein, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

At South Alamein, the initial drilling campaign will consist of one well (Boraq 5) on the Boraq structural complex plus re-entering the Boraq 2 discovery well for additional testing. A drilling rig was moved to Boraq 5 in early May. The Boraq 5 appraisal well is targeting the Cretaceous oil pools discovered at Boraq 2X. Successful appraisal wells could lead to filing a Boraq development plan as early as Q2/Q3-2017 with first production targeted to year-end 2017/early 2018. In parallel, the Company is evaluating the remaining exploration prospects on the concession, targeting an exploration drilling program commencing in late 2017 and extending into 2018. The South Alamein concession was acquired in July 2012 and contains the Boraq 2X discovery (see May 1, 2012 press release for more details) and several additional exploration targets. The Boraq 2X discovery tested approximately 1,600 Bopd from two zones. The primary Cretaceous zone tested at a rate of 800 to 1,323 Bopd of 34 API oil with no water and a 13% pressure drawdown during a 28 hour drill stem test (DST). A secondary Cretaceous zone tested at a rate of 274 Bopd of 32-35 API oil and 4% water during a 23 hour DST. Test rates are not necessarily indicative of long-term performance or ultimate recovery but it is anticipated that the well should be capable of producing approximately 1,600 Bopd.

South Ghazalat, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

At South Ghazalat, the Company has met all financial commitments for the first exploration phase, and is targeting to have a drill-ready prospect inventory prepared during 2017. South Ghazalat could be drilled (two wells) in conjunction with North West Sitra in the 2018 exploration program.

North West Sitra, Arab Republic of Egypt (100% working interest, operated)

At NW Sitra, the Company completed the 600 km2 seismic acquisition program at the end of March. The new data is being processed with prospect mapping planned for the second half of 2017.
CANADA
Operations and Exploration
No wells were drilled during the first quarter.
TransGlobe took over field operations on February 1st and initiated surface land acquisition/permitting for up to eight wells in the Harmattan area. The initial 2017 program consists of up to eight horizontal (multi-stage frac) wells targeting the Cardium light oil resource at Harmattan. The Company is targeting June/July to commence the drilling program. The wells are expected to cost C$2.5 - C$2.7 million per well to drill, complete and place on production.
The Company continues to evaluate properties for acquisition in the greater Harmattan area.

Production
Production from Canada averaged 2,782 Boepd to TransGlobe during the first quarter.
Production has averaged 2,670 Boepd during April.

Quarterly Canada Production (Boepd)	2017	2016
	Q-1	Q-4	Q-3	Q-2
Canada crude oil (bbls/d)	565	18	—	—
Canada NGLs (bbls/d)	1,037	34	—	—
Canada natural gas (mcf/d)	7,075	230	—	—
Total production (boe/d)	2,782	90	—	—

READER ADVISORIES
Forward-Looking Statements
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's appraisal, development and evaluation plans and the focus of the Company's exploration and development budget. In addition, information and statements relating to “resources” are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact:

Investor Relations
Steve Langmaid
Telephone: (403) 444-4787
Email: investor.relations@trans-globe.com
Web site: www.trans-globe.com